Exhibit 99.2
YM BIOSCIENCES INC.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles

Canadian and United States accounting policy differences:

Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2005 and 2004 (unaudited):

The interim consolidated financial statements of the Company as at and for six months ended December 31, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") for interim financial reporting. Such principles differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to note 12, Canadian and United States accounting policy differences, of the Company's consolidated financial statements as at June 30, 2005 and 2004 and for each of the years ended June 30, 2005 and 2004.

The financial information presented in the interim consolidated financial statements presented in accordance with Canadian GAAP and in this reconciliation with the U.S. GAAP for the six months ended December 31, 2005 and 2004 is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

The significant measurement differences affecting the interim consolidated financial statements are consistent with those listed in note 12 to the June 30, 2005 annual consolidated financial statements except as noted in (b) below:

(a)   Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under U.S. GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the six months ended December 31, 2005 and 2004, there was no material change in the market value of securities held and there was no material difference in the carrying amount of the marketable securities under U.S. GAAP and Canadian GAAP.

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)

Canadian and United States accounting policy differences (continued):

(b)   Under Canadian GAAP, effective July 1, 2004, the Company adopted the fair value based method of accounting for stock options granted to employees for options granted on or after July 1, 2002 retroactively, and has restated amounts previously reported. Under U.S. GAAP, prior to July 1, 2005, the Company recognized stock-based compensation expense using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Effective July 1, 2005, the Company adopted the fair value recognition provision of FASB Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, (“SFAS 123(R)”) using the modified-prospective transition method. Under this method, compensation cost recognized in the first quarter of fiscal 2006 includes: (i) compensation expense related to any share-based payments granted on or after July 1, 1995 but not yet vested as of June 30, 2005, and (ii) compensation expense for any share-based payments granted subsequent to June 30, 2005.

As the Company had no unvested options outstanding that were granted prior to the adoption of the Canadian fair value based method of accounting on July 1, 2002, there is no difference in the compensation expense recognized by the Company under Canadian GAAP and U.S. GAAP for the six months ended December 31, 2005.

Six months
ended
December 31,
2004
Employee share-based payment compensation, as reported	$-
Pro forma total share-based payment compensation as if SFAS 123(R) had been applied	346,155

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)

Canadian and United States accounting policy differences (continued):

Had the Company adopted the fair value based method for accounting for share-based compensation in all periods presented, the Company's loss for the period and comprehensive loss and basic and diluted loss per share under U.S. GAAP would have been reported as the pro forma amounts indicated below:

Six months
ended
December 31,
2004
Information as reported:
Loss for the period and comprehensive loss based on U.S. GAAP	$(4,752,708)
Basic and diluted loss per share	(0.15)

Information calculated as if fair value method had applied to all awards:
Compensation costs	$(346,155)
Loss for the period and comprehensive loss based on U.S. GAAP	(5,098,863)
Basic and diluted loss per share	(0.16)

(c)   Under U.S. GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives. Accordingly, for U.S. GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization expense for the six months ended December 31, 2005 ($1,562,284 acquisition costs and $496,371 amortization) recorded under Canadian GAAP would have been reversed.

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)

Canadian and United States accounting policy differences (continued):

(d)   Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on loss for the period as a result of this GAAP difference.

(e)   Recently issued accounting pronouncements:

Accounting changes and error corrections:

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections, ("SFAS 154"), which replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to the prior period's financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact that the adoption of SFAS 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

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